

Mail Stop 3030

January 5, 2016

Via E-mail
Mark A. Schwertfeger
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corporation
12301 West Wirth Street
Wauwatosa, Wisconsin 53222

> **Re:** **Briggs & Stratton Corporation**
> **Form 10-K for Fiscal Year Ended June 28, 2015**
> **Filed August 21, 2015**
> **File No. 001-01370**

Dear Mr. Schwertfeger:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery